Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,				Year Ended December 31,
	2004		2003 (Restated)		2003 (Restated)		2002 (Restated)	2001	2000		1999
	(in thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES:
(Loss) income before income taxes, discontinued operations and cumulative effect of accounting change	$(2,657)		$3,149		$13,438		$(19,192)	$(22,655)	$4,561		$1,364
Fixed charges
Interest expense (a)	7,770		2,371		9,711		15,069	2,294	2,035		2,148
Preferred stock accretion and dividends	10		136		448		2,374	—	—		—
Interest portion of rent expense (b)	426		287		1,439		1,078	257	122		142

Total fixed charges	8,206		2,794		11,598		18,521	2,551	2,157		2,290

Total (loss) earnings	$5,549		$5,943		$25,036		$(671)	$(20,104)	$6,718		$3,654

Ratio of earnings to fixed charges	0.7	x	2.1	x	2.2	x	—	—	3.1	x	1.6	x
Ratio of coverage deficiency	—		—		—		(c )	(c )	—		—

(a)	Interest expense includes amortization of deferred financing costs.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from operations for the years ended December 31, 2002 and 2001, there were insufficient earnings of $19.2 million and $22.7 million, respectively, to cover fixed charges.